UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-16097

TAILORED BRANDS, INC.

(Exact name of registrant as specified in its charter)

6380 Rogerdale Road

Houston, Texas 77072

(281) 776-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0 holders*

* On November 13, 2020, the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) held a hearing to consider confirmation of the Fifth Amended Joint Plan of Reorganization for the Debtors under Chapter 11 of the Bankruptcy Code (as it may be amended, supplemented or otherwise modified, the “Plan”). On November 13, 2020, the Bankruptcy Court entered an order confirming the Plan. Pursuant to the terms of the Plan, among other things, all of the Company’s existing equity interests, consisting of authorized and outstanding shares of its common stock, par value $0.01 per share, were cancelled.

Pursuant to the requirements of the Securities Exchange Act of 1934, Tailored Brands, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 2, 2020		TAILORED BRANDS, INC.

	By:	/s/ John Vazquez
John Vazquez
Vice President — Chief Accounting Officer and Treasurer